UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kayne Anderson MLP Investment Company (KYN)

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

486606205

(CUSIP Number)

Karpus/ Bulldog Group
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus/ Bulldog Group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

946

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

31.5%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  865

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  865

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

865

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

28.8%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  81

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  81

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

81

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.7%

14. Type of Reporting Person (See Instructions)

N/A

Item 1. Security and Issuer.

Kayne Anderson MLP Investment Company
Kayne Anderson
1800 Avenue of the Stars
Second Floor
Los Angeles, CA 90067

Item 2. Identity and Background.

This statement is filed on behalf of Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus, President, Director and Controlling Stockholder and Jo Ann Van Degriff, Partner Emeritus, 183 Sully's Trail, Pittsford, New York 14534. The Principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and other specializing in conservative asset management (i.e. fixed income investments).

This statement is also filed on behalf of Bulldog Investors, Phillip Goldstein, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, 07663, a principal of Bulldog Investors and Andrew Dakos, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, 07663, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the last 5 years none of the Principals of KIM has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgement, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on the Bulldog Investors website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog Parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court, the state's highest court, unilaterally transferred the case from the Massachusetts Appeals Court to the Supreme Judicial Court, which will decide the appeal.

Each of the applicable filing parties are U.S. citizens.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 865 shares of KYN Auction Rate Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 28.8% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Bulldog Investors, Phillip Goldstein, and Andrew Dakos have accumulated 81 shares of KYN Auction Rate Preferred Stock on behalf of the accounts that are managed by them.

Item 4. Purpose of Transaction.

On December 18, 2009, KIM sold 81 shares of KYN Auction Rate Preferred Stock through a third party broker-dealer. On December 18, 2009, Bulldog Investors purchased 81 shares of KYN Auction Rate Preferred Stock through a third party broker-dealer. See Exhibit 1.

Item 5. Interest in Securities of the Issuer.

(a.) and (b.) The Karpus/ Bulldog Group is deemed to be the beneficial owners of 946 shares of KYN Auction Rate Preferred Stock or 31.50% of the outstanding shares. KIM has the sole power to dispose of and to vote all of such shares under limited powers of attorney.

Karpus Investment Management represents beneficial ownership of 865 shares or 28.8% of the outstanding shares. George W. Karpus presently owns 14 shares. Mr. Karpus purchased shares on November 5, 2008 at $16,250 (4 shares), and on November 10, 2008 at $19,125 (10 shares). Dana R. Consler presently owns 1 share. Mr. Conlser purchased 1 shares on February 5, 2009 at $18,625. Cody B. Bartlett Jr. presently owns 2 shares. Mr. Bartlett purchased 2 shares on November 10, 2008 at $19,125. JoAnn Van Degriff presently owns 1 share. Ms. Van Degriff purchased 1 share on November 10, 2009 at $19,125. Apogee Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 2.00%, Cody B. Bartlett Jr. owns 0.66%, and Dana R. Consler owns 0.04%. Apogee Partners presently owns 0 shares of KYN Auction Rate Preferred Stock. Apogee Partners L.P. purchased 32 shares on November 10, 2008 for $19,125 a share. Apogee Partners L.P. sold 32 shares on December 18, 2009 for $20,187.50 a share. Canalview Partners L.P. is a hedge fund managed by Karpus Management, Inc. Canalview Partners presently owns 0 shares of KYN Auction Rate Preferred Stock. Canalview Partners L.P. purchased 25 shares on November 10, 2008 for $19,125 a share. Canalview Partners L.P. sold 25 shares on December 18, 2009 for $20,187.50 a share. Garnsey Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 5.22% and Kathy Crane owns 0.08%. Garnsey Partners presently owns 0 shares of KYN Auction Rate Preferred Stock. Garnsey Partners L.P. purchased 21 shares on November 10, 2008 for $19,125 a share. Garnsey Partners L.P. sold 21 shares on December 18, 2009 for $20,187.50 a share. None of the other principals of KIM presently own shares of KYN Auction Rate Preferred Stock.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 81 shares of KYN Auction Rate Preferred Stock or 2.7% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

(c) During the last sixty days the following shares of auction rate preferred stock were traded:

KIM

 Date Shares Price
 12/18/2009  (81)  $20,187.50
Bulldog Investors, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 12/18/2009  81  $20,250
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons have formed an informal group (the "Karpus/ Bulldog Group") with the objective of affording all preferred shareholders of the issuer an opportunity to obtain full value for their preferred shares. The Karpus/ Bulldog Investment Group beneficially owns 31.5% of the issuer's outstanding Auction Rate Preferred Stock. The members of the Karpus/ Bulldog Group have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of the Karpus/ Bulldog Group may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Karpus/ Bulldog Group may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

Item 7. Materials to be Filed as Exhibits.

Phillip Goldstein sent a letter to the Fund on December 21, 2009 (attached as Exhibit 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   December 23, 2009

Bulldog Investors

By:   /s/
Name:   Phillip Goldstein
Date:   December 23, 2009

By:   /s/
Name:   Andrew Dakos
Date:   December 23, 2009

EXHIBIT 1
Letter to the Fund
Transmitted December 21, 2009

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
 Saddle Brook, NJ 07663
 Phone (201) 556-0092 // Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

Kevin S. McCarthy           December 21, 2009
Chairman of the Board of Directors
Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas 77002

Dear Mr. McCarthy:
After reading the press release issued on December 17, 2009 by Kayne Anderson MLP Investment Company ("KYN") stating that "the Company's Board of Directors is actively considering refinancing alternatives for its ARPS," Bulldog Investors purchased 81 shares of the ARPS.

As you know, at the 2010 annual meeting Karpus Management intends to nominate me for election as a director for a seat designated to be filled by solely by a vote of the preferred shareholders of KYN.

I am pleased that the board is actively considering financing alternatives for its ARPS. As you know, the ARPS were marketed to investors as an alternative to a money market fund. Unfortunately, that has turned out not to be the case and the preferred shareholders have gotten the short end of the stick. If I am elected to the board, my intention is to be a zealous advocate for all shareholders of KYN, and especially the preferred stockholders. In particular, I look forward to working with you and the other directors to explore options that would provide the preferred stockholders with an opportunity to realize the intrinsic value of their investment without any material adverse impact to the common shareholders.

Please contact me directly at 914-747-5262 if you would like to discuss this matter.

Very truly yours,

Phillip Goldstein
Principal